July 23, 2008

VIA EDGAR AND HAND DELIVERY

Mr. Mark Kronforst

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                            TNS, Inc. (the “Company”)

Form 10-K for fiscal year ended December 31, 2007 filed March 17, 2008

Form 8-K filed May 5, 2008

File No. 001-32033

Dear Mr. Kronforst:

This letter is in response to your comment letter received on July 8, 2008.  We have set forth below each of your comments followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.                                     We note your response to prior comment 2 and believe that where you experience material changes in revenues, management’s discussion and analysis should indicate the extent to which prices increased, decreased or remained constant, particularly where, as here, you identify pricing pressures as a significant risk.

The Company has noted your comment and confirms that, if, in the future, it experiences material changes in revenues, it will indicate, to the extent material, in management’s discussion and analysis, the degree to which the changes are attributable to changes in prices.

Commitments, page 43

2.                                     We have read your response to prior comment number 3 and believe that you should include, in future filings, information regarding interest payments in this section.

The Company has noted your comment and confirms that it will include, in future filings, information regarding interest payments in this section.

Form 8-K Filed May 5, 2008

Exhibit 99.1

Financial Measures, page 3

3.                                     Your response to prior comment number 10 indicates that you will disclose in future filings that your non-GAAP measures are useful because they provide an “additional” measure of operating results.  The fact that you are providing an “additional” measure does not appear to be a substantive reason why such a measure would be useful to investors.  Please expand your disclosures regarding the usefulness of these measures in future filings.

In future earnings press releases, the Company will disclose the following:

In addition to the results presented in accordance with generally accepted accounting principles, or GAAP, in this press release, the company presents EBITDA before stock compensation expense, adjusted earnings and adjusted earnings per share, which are non-GAAP measures. The company believes that these measures, viewed in addition to and not in lieu of the company’s reported GAAP results, provide additional useful information to investors regarding the company’s performance and overall operating results exclusive of selected significant non-cash items, as described below.  These metrics are frequently requested by investors and are also an integral part of the Company’s internal reporting to measure the performance of reportable segments and the overall effectiveness of senior management. EBITDA is determined by taking income from operations and adding back certain non-cash items, including amortization of intangible assets, depreciation and amortization of property and equipment and stock compensation expense. Adjusted earnings is determined by taking pretax income or loss after equity in net loss of unconsolidated affiliates and adding back certain non-cash items, including amortization of intangible assets, stock compensation expense and the write-off of debt issuance costs, and the result is tax effected at a 20% rate (2007: 38%).  A reconciliation to comparable GAAP measures is provided in the accompanying schedule. These non-GAAP measures may not be comparable to similarly titled measures presented by other companies.

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Henry H. Graham, Jr.
Henry H. Graham, Jr.
CEO